Given Imaging Ltd.
                        And Its Consolidated Subsidiaries

                    Interim Consolidated Financial Statements
                               As of June 30, 2004
                                   (Unaudited)

              Given Imaging Ltd. and its Consolidated Subsidiaries
                   Index to Consolidated Financial Statements

                                                                            Page

Consolidated Balance Sheets                                                  3

Consolidated Statements of Operations                                        5

Consolidated Statements of Changes in Shareholders' Equity                   6

Consolidated Statements of Cash Flows                                        7

Notes to the Consolidated Financial Statements                               8

                      Given Imaging Ltd. and its Consolidated Subsidiaries
                                   Consolidated Balance Sheets
                            U.S. $ in thousands except per share data

                                                                   June 30,        December 31,
                                                                  -----------      ------------
                                                                     2004              2003
                                                                  -----------      ------------
                                                                  (Unaudited)        (Audited)

 Assets

 Current assets
 Cash and cash equivalents                                          $   71,509     $      25,367
 Accounts receivable:
   Trade                                                                 7,452             6,945
   Other                                                                 1,222               467
 Inventories                                                             9,383             8,485
 Prepaid expenses                                                        1,188             1,361
 Advances to suppliers                                                     577                 -
                                                                    ----------         ---------

 Total current assets                                                   91,331            42,625
                                                                    ----------         ---------

 Deposits                                                                  347               361

 Assets held for severance benefits                                      1,121             1,008

 Fixed assets, at cost, less accumulated depreciation                    9,448             9,595

 Other assets, at cost, less accumulated amortization                    2,098             1,980
                                                                    ----------         ---------

Total assets                                                        $  104,345         $  55,569
                                                                    ==========         =========

                      Given Imaging Ltd. and its Consolidated Subsidiaries
                                   Consolidated Balance Sheets
                            U.S. $ in thousands except per share data

                                                                   June 30,          December 31,
                                                                  -----------        ------------
                                                                     2004                2003
                                                                  -----------        ------------
                                                                  (Unaudited)          (Audited)
Liabilities and shareholders' equity

Current liabilities

Current installments of obligation under capital lease               $      10         $      27
Accounts payable:
  Trade                                                                  4,620             2,216
  Other                                                                  5,467             4,462
Deferred revenue                                                           955               950
                                                                     ---------         ---------
Total current liabilities                                               11,052             7,655
                                                                     ---------         ---------

Long-term liabilities
Obligation under capital lease, net                                         49                 4
Liability for employee severance benefits                                1,292             1,188
                                                                     ---------         ---------
Total long-term liabilities                                              1,341             1,192
                                                                     ---------         ---------
Total liabilities                                                       12,393             8,847
                                                                     ---------         ---------
Minority interest                                                        1,448             1,924

Shareholders' equity
Share capital:
Ordinary Shares, NIS 0.05 par value each (90,000,000 and
60,000,000 shares authorized as of June 30, 2004 and
December 31, 2003, respectively;
27,357,338 and 25,649,188 shares issued
and fully paid as of June 30, 2004 and
December 31, 2003, respectively)                                           320               301
Additional paid-in capital                                             146,329           100,996
Capital reserve                                                          2,166             2,166
Unearned compensation                                                      (12)              (30)
Accumulated deficit                                                    (58,299)          (58,635)
                                                                     ---------         ---------
Total shareholders' equity                                              90,504            44,798
                                                                     ---------         ---------

Total liabilities and shareholders' equity                           $ 104,345         $  55,569
                                                                     =========         =========

The accompanying notes are an integral part of these consolidated financial statements.

                                 Given Imaging Ltd. and its Consolidated Subsidiaries
                                        Consolidated Statements of Operations
                                      U.S. $ in thousands except per share data

                                                                                Three month period
                                                      Six month period ended            ended             Year ended
                                                             June 30,                  June 30,          December 31,
                                                     ------------------------  ------------------------
                                                        2004         2003         2004         2003        2003
                                                     -----------  -----------  -----------  -----------  ------------
                                                     (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)  (Audited)
Revenues                                               $ 28,213      $18,323     $ 15,462      $9,694     $ 40,539
Cost of revenues                                         (7,518)      (6,190)      (3,782)     (3,363)     (13,551)
                                                     ----------   ----------   ----------   ----------  -----------
Gross profit                                             20,695       12,133       11,680       6,331       26,988
                                                     ----------   ----------   ----------   ----------  -----------
Operating expenses

Research and development, gross                          (3,337)      (3,738)      (1,716)     (1,904)      (7,037)
Royalty bearing participation                               414          691          414         691        1,303
                                                     ----------   ----------   ----------   ----------  -----------
Research and development, net                            (2,923)      (3,047)      (1,302)     (1,213)      (5,734)

Sales and marketing expenses                            (14,883)     (13,519)      (7,864)     (6,998)     (26,804)
General and administrative expenses                      (2,966)      (2,791)      (1,758)     (1,425)      (5,312)
                                                     ----------   ----------   ----------   ----------  -----------
Total operating expenses                                (20,772)     (19,357)     (10,924)     (9,636)     (37,850)
                                                     ----------   ----------   ----------   ----------  -----------
Operating profit (loss)                                     (77)      (7,224)         756      (3,305)     (10,862)
Financing income (expenses), net                            (63)          54         (124)       (174)         995
                                                     ----------   ----------   ----------   ----------  -----------
Profit (loss) before taxes on income                       (140)      (7,170)         632      (3,479)      (9,867)
Taxes on income                                               -            -            -           -            -
                                                     ----------   ----------   ----------   ----------  -----------
Profit (loss) before minority share                        (140)      (7,170)         632      (3,479)      (9,867)

Minority share in losses of subsidiary                      476          197          289         129          258
                                                     ----------   ----------   ----------   ----------  -----------
Net profit (loss)                                         $ 336      $(6,973)      $  921    $(3,350)     $ (9,609)
                                                     ==========   ==========   ==========   ==========  ===========


Basic profit (loss) per Ordinary Share                   $ 0.01     $ (0.27)      $  0.04    $ (0.13)     $ (0.38)
                                                     ==========   ==========   ==========   ==========  ===========
Diluted profit (loss) per Ordinary Share                 $ 0.01     $ (0.27)      $  0.03    $ (0.13)     $ (0.38)
                                                     ==========   ==========   ==========   ==========  ===========

Weighted average number of Ordinary Shares
 outstanding used in basic profit (loss) per
 Ordinary Share calculation                          25,797,382   25,413,580   25,900,192   25,451,646  25,493,073
                                                     ==========   ==========   ==========   ==========  ===========

Weighted average number of Ordinary Shares
 used in diluted profit (loss) per
 Ordinary Share calculation                          28,643,349   25,413,580   28,700,078   25,451,646  25,493,073
                                                     ==========   ==========   ==========   ==========  ===========

The accompanying notes are an integral part of these consolidated financial statements.

                                  Given Imaging Ltd. and its Consolidated Subsidiaries
                               Consolidated Statements of Changes in Shareholders' Equity
                                        U.S. $ in thousands except per share data

                                                                    Additional            Unearned     Accumu-
                                                                     Paid-In   Capital     Compen-      lated
                                                   Ordinary Shares   Capital   reserve     sation      deficit    Total
                                                   ---------------  ---------- -------   ----------  ----------  -------
                                                   Shares   Amount
                                                   ------   ------
Six months ended June 30, 2004  (Unaudited)

Balance as of December 31, 2003                  25,649,188 $ 301    $100,996  $2,166    $    (30)   $ (58,635)  $44,798

Changes during the period:
Ordinary shares issued                            1,500,000    17      44,337       -           -            -    44,354
Exercise of stock options                           208,150     2         945                                        947
Forfeiture of stock options                               -     -         (11)      -           3            -        (8)
Allocation of non-employees' stock option                 -     -          62       -           -            -        62
Amortization of unearned compensation                     -     -           -       -          15            -        15
Net profit                                                -     -           -       -           -          336       336
                                                 ---------- -----    --------- ------    ---------   ----------  --------

Balance as of June 30, 2004 (Unaudited)          27,357,338 $ 320    $146,329  $2,166    $    (12)   $ (58,299)  $90,504
                                                 ========== =====    ========= ======    =========   ==========  ========

Six months ended June 30, 2003 (Unaudited)

Balance as of December 31, 2002                  25,373,513 $ 298    $100,262  $2,166    $   (123)   $ (49,026)  $53,577

Changes during the period:
Exercise of stock options                           119,600     2          37       -           -            -        39
Forfeiture of stock options                               -     -         (73)      -          73            -         -
Net loss                                                  -     -          -        -                   (6,973)   (6,973)
                                                 ---------- -----    --------- ------    ---------   ----------  --------

Balance as of June 30, 2003 (Unaudited)          25,493,113 $ 300    $100,226  $2,166    $    (50)   $ (55,999)  $46,643
                                                 ========== =====    ========= ======    =========   ==========  ========

Three months ended June 30, 2004  (Unaudited)

Balance as of March 31, 2004                     25,750,538 $ 302    $101,668  $2,166    $    (19)   $ (59,220)  $44,897

Changes during the period:
Ordinary shares issued                            1,500,000    17      44,337       -           -            -    44,354
Exercise of stock options                           106,800     1         334       -           -            -       335
Forfeiture of stock options                                               (10)      -           2            -        (8)
Amortization of unearned compensation                     -     -           -       -           5            -         5
Net profit                                                -     -           -       -           -          921       921
                                                 ---------- -----    --------- ------    ---------   ----------  --------

Balance as of June 30, 2004 (Unaudited)          27,357,338 $ 320    $146,329  $2,166     $   (12)   $ (58,299)  $90,504
                                                 ========== =====    ========= ======    =========   ==========  ========

Three months ended June 30, 2003  (Unaudited)

Balance as of March 31, 2003                     25,379,513 $ 299    $100,196  $2,166     $   (50)   $ (52,649)  $49,962

Changes during the period:
Exercise of stock options                           113,600     1          30       -           -            -        31
Net loss                                                  -     -           -       -           -       (3,350)   (3,350)
                                                 ---------- -----    --------- ------    ---------   ----------  --------

Balance as of June 30, 2003 (Unaudited)          25,493,113 $ 300    $100,226  $2,166     $   (50)   $ (55,999)  $46,643
                                                 ========== =====    ========= ======    =========   ==========  ========

Year ended December 31, 2003 (Audited)

Balance as of December 31, 2002                  25,373,513 $ 298    $100,262  $2,166     $  (123)   $ (49,026)  $53,577

Changes during the year:
Exercise of stock options                           275,675     3         722       -           -            -       725
Forfeiture of stock options                               -     -         (78)      -          78            -         -
Acceleration of vesting                                   -     -          31       -           -            -        31
Allocation of non-employees' stock option                 -     -          59       -           -            -        59
Amortization of unearned compensation                     -     -           -       -          15            -        15
Net loss                                                  -     -           -       -           -       (9,609)   (9,609)
                                                 ---------- -----    --------- ------    ---------   ----------  --------

Balance as of December 31, 2003 (Audited)        25,649,188 $ 301    $100,996  $2,166     $   (30)   $ (58,635)  $44,798
                                                 ========== =====    ========= ======    =========   ==========  ========

The accompanying notes are an integral part of these consolidated financial statements.

                                      Given Imaging Ltd. and its Consolidated Subsidiaries
                                             Consolidated Statements of Cash Flows
                                           U.S. $ in thousands except per share data

                                                                 Six month period ended   Three month period ended  Year ended
                                                                        June 30,                  June 30,          December
                                                                 ------------------------ ------------------------      31,
                                                                    2004         2003        2004         2003         2003
                                                                 -----------  ----------- -----------  -----------   ----------
                                                                 (Unaudited)  (Unaudited) (Unaudited)  (Unaudited)   (Audited)
Cash flows from operating activities:
Net profit (loss)                                                   $   336     $(6,973)     $   921      $(3,350)   $ (9,609)

Adjustments required to reconcile net profit (loss) to net cash used in operating activities:

Minority share in losses of subsidiary                                 (476)       (197)        (289)        (129)       (258)
Depreciation and amortization                                         1,553       1,428          779          729       3,030
Employees' stock options compensation                                     7           -           (3)           -          46
Non-employees' stock options compensation                                62           -            -            -          59
Other                                                                     -         (10)         (10)          (8)          9
Decrease (increase) in accounts receivable                           (1,262)      1,423       (1,047)         (92)        938
Decrease (increase) in prepaid expenses                                 173         331          253          354        (103)
Decrease (increase) in advances to suppliers                           (577)        (27)        (215)         129           -
Decrease (increase) in inventories                                   (1,121)     (1,241)      (1,028)         730       1,860
Increase (decrease) in accounts payable                               3,460      (2,961)       2,919       (1,072)     (4,708)
Increase in deferred revenue                                              5          89           81           41         223
Decrease in payable to related parties                                    -         (35)           -            -         (35)
                                                                    --------    --------     --------     --------   ---------

Net cash provided by (used in) operating activities                 $ 2,160     $(8,173)     $ 2,361      $(2,668)   $ (8,548)
                                                                    --------    --------     --------     --------   ---------

Cash flows from investing activities:
Purchase of fixed assets and other assets                           $(1,255)    $(1,752)     $  (898)     $  (802)   $ (2,550)
Proceeds from sales of fixed assets                                      12           -            -            -          60
Deposits                                                                  5         (53)           8          (53)       (157)
                                                                    --------    --------     --------     --------   ---------

Net cash used in investing activities                               $(1,238)    $(1,805)     $  (890)     $  (855)   $ (2,647)
                                                                    --------    --------     --------     --------   ---------

Cash flows from financing activities:
Principal payments on capital lease obligation                      $   (30)    $   (24)     $   (12)     $   (12)   $    (72)
Proceeds from the issuance of Ordinary Shares                        45,301          39       44,689           31         725
                                                                    --------    --------     --------     --------   ---------

Net cash provided by financing activities                           $45,271     $    15      $44,677      $    19    $    653
                                                                    --------    --------     --------     --------   ---------

Effect of exchange rate changes on cash                             $   (51)    $    55      $    21      $    50    $    117
                                                                    --------    --------     --------     --------   ---------

Increase (decrease) in cash and cash equivalents                    $46,142     $(9,908)     $46,169      $ (3,454)  $(10,425)
Cash and cash equivalents at beginning of period                    $25,367     $35,792      $25,340      $29,338    $ 35,792
                                                                    --------    --------     --------     --------   ---------

Cash and cash equivalents at end of period                          $71,509     $25,884      $71,509      $25,884    $ 25,367
                                                                    ========    ========     ========     ========   =========

Supplementary cash flow information
                                                                 Six month period ended   Three month period ended  Year ended
                                                                        June 30,                  June 30,           December
                                                                 ------------------------ ------------------------      31,
                                                                    2004         2003        2004         2003         2003
                                                                 -----------  ----------- -----------  -----------   ----------
                                                                 (Unaudited)  (Unaudited) (Unaudited)  (Unaudited)   (Audited)

         Interest paid                                              $     -    $      2      $     -     $      1     $     3
         Income taxes paid                                          $    32    $     30      $    16     $     13     $    68

The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. and its Consolidated Subsidiaries
                 Notes to the Consolidated Financial Statements
                    U.S. $ in thousands except per share data

Note 1 - Organization and Basis of Presentation

     A.   Description of business

     Given Imaging Ltd. (the "Company") was incorporated in Israel in January 1998. The Company has generated revenues from sales of its products commencing the third quarter of 2001. Due in large part to the significant expenditures required to develop and market its product, the Company has generated profit for the first time in the second quarter of 2004.

     The novel medical device industry in which the Company is involved is characterized by the risks of regulatory barriers and reimbursement issues. Penetration into the world market requires the investment of considerable resources and continuous development efforts. The Company's future success is dependent upon several factors including the technological quality, regulatory approvals and sufficient reimbursement from third-party healthcare payors of its products.

     B.   Basis of presentation

     The accompanying unaudited consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the financial information included therein. It is suggested that these financial statements be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2003. Results for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

Note 2 - Share Capital

     On June 23, 2004, the Company issued, in a follow-on offering, 1,500,000 of its ordinary shares at a price of $32 per share.

     The net proceeds, after deducting underwriters fees and issuance expenses, amounted to $44.4 million.

     The Company also increased its authorized share capital by NIS 1.5 million such that the Company's authorized share capital is NIS 4,500,000 divided into 90 million Ordinary Shares, par value NIS 0.05 each, and to amend the Articles and the Company's Memorandum of Association to reflect such increase.